UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Sequenom, Inc.

(Name of Subject Company (Issuer))

Savoy Acquisition Corp.

a direct wholly owned subsidiary of

Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share,

and associated preferred stock purchase rights

(Title of Class of Securities)

817337405

(CUSIP Number of Class of Securities)

F. Samuel Eberts III

Senior Vice President, Chief Legal Officer and Secretary

Laboratory Corporation of America Holdings

358 South Main Street

Burlington, North Carolina 27215

(336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver

William I. Intner

John H. Booher

G. Allen Hicks

Hogan Lovells US LLP

875 Third Avenue

New York, New York 10022

(212) 918-3000

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing on Schedule TO relates solely to preliminary communications made before commencement of a planned tender offer by Savoy Acquisition Corp. (“Purchaser”), a Delaware corporation and a direct, wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Sequenom, Inc., a Delaware corporation (“Sequenom”), including the associated preferred stock purchase rights (the “Rights”) issued under the Rights Agreement, dated March 3, 2009, as amended, between Sequenom and American Stock Transfer & Trust Company, as rights agent, (such Rights, together with the shares of Sequenom common stock, the “Shares”). The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of July 26, 2016, by and among LabCorp, Purchaser and Sequenom (the “Merger Agreement”).

Additional Information

The tender offer described herein has not yet commenced, and this document and the exhibit hereto are neither an offer to purchase nor a solicitation of an offer to sell Shares. At the time the tender offer is commenced, LabCorp and Purchaser will file a tender offer statement on Schedule TO and related materials, including an offer to purchase, a letter of transmittal and other offer documents, with the U.S. Securities and Exchange Commission (“SEC”), and Sequenom will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. LabCorp, Purchaser and Sequenom intend to mail the documents to the stockholders of Sequenom. INVESTORS AND SEQUENOM STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL) AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER THE SHARES. These documents (once they become available) will be available to all stockholders of Sequenom free of charge on the SEC’s website at www.sec.gov. In addition, these materials will be available at no charge by directing such requests to Morrow Sodali, the information agent for the tender offer, at 1-203-658-9400 for banks and brokers or 1-800-662-5200 for all others, or by email at tenderinfo@morrowco.com.

Forward-Looking Statements

This document and the exhibit hereto contain forward-looking statements, including, without limitation, statements relating to the expected benefits of the transaction and the timing of the closing of the transaction. These statements are based on current expectations, forecasts and assumptions of LabCorp and Sequenom that are subject to risks and uncertainties that could cause actual outcomes and results to differ materially from those statements. Risks and uncertainties include, among others, the risk that the conditions to the offer or the merger set forth in the agreement and plan of merger will not be satisfied or waived, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many Sequenom stockholders will tender their stock in the offer; the risk that competing offers will be made; changes in either companies’ businesses during the period between now and the closing; the successful integration of Sequenom into LabCorp’s business subsequent to the closing of the transaction; adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel and customers; reliance on proprietary technology; management of growth and organizational change; risks associated with litigation; competitive actions in the marketplace; and adverse actions of governmental and other third-party payors; as well as other factors detailed in LabCorp’s and Sequenom’s filings with the SEC, including LabCorp’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent SEC filings, and Sequenom’s Annual Report on Form 10-K for the year ended December 31, 2015 and subsequent SEC filings.

EXHIBIT INDEX

(a)(5)(A)	Joint Press Release issued by LabCorp and Sequenom, dated July 27, 2016.

(a)(5)(B)	Transcript Excerpts from Second Quarter 2016 Earnings Conference Call on July 27, 2016.